news release

Zi Corporation Holds Annual General Meeting

CALGARY, AB, June 8, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) today announced that it held its annual general meeting of common shareholders, Thursday, June 3, 2004, at The Metropolitan Conference Centre in Calgary, Alberta, as scheduled. A quorum of shareholders was present in person or by proxy. All proposals submitted to the shareholders were approved, including the election of the Board of Directors and the appointment of Deloitte & Touche, Chartered Accountants as the Company's independent auditor.

Seven directors were elected to serve until the Company's 2005 annual general meeting, filling all seats on the Board. The directors elected were Michael E. Lobsinger, Chairman of the Board of Zi; Derrick R. Armstrong, partner with Borden Ladner Gervais LLP and corporate secretary of Zi; Roderick M. Love, President, Rod Love Consulting, Inc.; Thompson MacDonald, communications consultant; Michael Mackenzie, Directeur-Général and Managing Partner of Champagne Jacquesson; Howard R. Balloch, retired Canadian Ambassador to China and Chairman of Zi Oztime subsidiary; and H. Donald Hyde, chartered accountant.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTapTM and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
For Zi Corporation:
Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
(949) 474-4300